

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Aaron Rollins
Chief Executive Officer
Airsculpt Technologies, Inc.
400 Alton Road, Unit TH-103M
Miami Beach, FL 33139

> **Re: Airsculpt Technologies, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 6, 2021**
> **CIK No. 0001870940**

Dear Dr. Rollins:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 6, 2021

Market and Other Industry Data, page i

1. Your statements that the accuracy and completeness of third party information is not guaranteed and that you have not independently verified any data from third-party sources may imply an inappropriate disclaimer of responsibility with respect to the third party information you have elected to include in your registration statement. Please either delete these statements or specifically state that you are liable for such information.

Letter from the Founder and CEO, page iii

2. Please provide the basis for your statement that your AirSculpt method "allows [y]our surgeons to achieve superior results without the fatigue and strain that other technologies cause" and your belief that your treatment results "are firsts in the industry." Please also balance your disclosure here, that your method "plucks" ... "one fat cell at a time," and your disclosure in your prospectus summary section, that AirSculpt® removes individual fat cells with a gentle plucking motion, by disclosing, if true, that your procedure involves the insertion of cannulae into a treatment area similar to traditional liposuction.

Our Company, page 1

3. Although we note your disclosure that you use a proprietary and patented AirSculpt® method, your moat is not clear. For example, we note you disclose that you "outsource" the manufacturing of key elements of the tools you use for the AirSculpt® procedures to a single third-party manufacturer, Euromi, but it is not clear if you, Euromi or a third-party developed those elements, who owns the proprietary rights to those elements, or who pursued and received FDA approval for those elements. It also unclear if your competitors could use elements similar to Euromi's elements that could be used for laser liposuction procedures. We note in this regard that Alma Lasers appears to provide elements that may be similar. Please revise your disclosure as appropriate to clarify your moat, competitive position and what is proprietary to your business.

Prospectus Summary, page 1

4. Please revise your Summary to eliminate repetitive disclosure and focus on presenting a balanced discussion of the material aspects of your offering. Please note that the Summary should not include a detailed description of your competitive strengths and growth strategies. We note that this detailed information is better suited for the body of the prospectus and that your Business discussion already contains substantially the same presentation. Additionally the discussion of your competitive strengths and strategies should be accompanied by an equally prominent discussion of risks and obstacles to the strategy. The balancing discussion should be equally prominent in terms presentation and level of detail.

5. Please revise your Summary to clearly describe the Company's corporate structure, including that the Company is a holding Company that provides practice management services to professional associations through management services agreements. Please clearly explain the relationship between the Company, its wholly owned subsidiaries and the professional associations it contracts with.

6.   We note your disclosure on page F-7 that the Company was formed as a limited liability company under the laws of the state of Delaware pursuant to an agreement effective October 2, 2018 to facilitate the acquisition of EBS Enterprises, LLC f/k/a Rollins Enterprises, LLC. In the appropriate location in the prospectus, please describe the material terms of the acquisition that resulted in the formation of the Company.

7.   Please revise to provide the basis for your statements that your treatment results are "best-in-class" and your belief that existing fat reduction and body contouring procedures are not as effective as AirSculpt.

Our Market Opportunity, page 2

8.   You disclose that the global body fat reduction industry was estimated to be $9.8 billion in 2020 and the North American body fat reduction industry was estimated to be $2.6 billion in 2020. You also disclose on page 66 that your revenue is derived from the delivery of specialty, minimally invasive liposuction services. Please tell us what the global body fat reduction industry encompasses and why it would not be more appropriate to disclose the addressable market for laser or traditional liposuction, or a more targeted market that you address.

Our amended and restated certificate of incorporation after this offering will designate courts in the State of Delaware as the sole, page 47

9.   Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Use of Proceeds, page 48

10.   We note your disclosure that you intend to use a portion of the net proceeds from this offering to fund your de novo growth strategy and that you intend to use the balance of the net proceeds for general corporate purposes and working capital. Please revise to provide more specific disclosure of the planned expenditures to fund your growth strategy, as well as the approximate amounts intended to be used for each such purpose. For example, we note your disclosure on page 63 that you plan to spend approximately $5.0-6.0 million in expenditures related to adding procedure rooms to existing locations and opening de novo centers during fiscal year 2021. Additionally, to the extent proceeds will be used to service debt, please specify the interest rates and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

Overview, page 54

11.   Please revise to provide the basis for your statements that you have continued to solidify your position as "the market leader" in fat removal and fat transfer.

The Reorganization, page 54

12.   Please revise to add a diagram showing the Company's corporate structure before and
       after the reorganization.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operational and Business Metrics, page 57

13.   Please address the following:
       •   We note from page 12 that "Same-center revenue growth" of 9.8% (2020) and N/A
            (2019) appears to be the same measure as "Case Growth" from page 58. Please revise
            or advise.
       •   At the top of page 58 for the table of Same-Center Information, you state "we define
            same-center growth as the growth at facilities that we owned and operated since
            January 1, 2019", but do not present or quantify "same-center growth." Please revise
            or advise.
       •   Please revise to explain what the "Number of same store facilities" and "Number of
            same store procedure rooms" represents (page 58) and how it differs from "Number
            of total facilities" and "Number of total procedure rooms" (page 58). We note that
            you opened four centers in 2020 (page 55) and three in 2019 (page 62).
       •   We note from pages 13 and 59 that Adjusted EBITDA is reconciled to Income from
            operations. Please revise to reconcile to Net income (loss). Refer to Question
            103.02 of the SEC Staff's Compliance and Disclosure Interpretations on Non-
            GAAP Financial Measures.

Adjusted EBITDA and Adjusted EBITDA Margin, page 58

14.   Please explain to us in detail why you believe the adjustment for pre-opening de novo
       costs used in calculating Adjusted EBITDA is appropriate in light of your growth
       strategy. Please refer to Question 100.01 of the SEC Staff's Compliance and Disclosure
       Interpretations on Non-GAAP Financial Measures. In addition, please expand the
       description of the tabular disclosure on pages 13 and 59 to include "Non-GAAP financial
       measures."

Components of Results of Operations, page 60

15.   You disclose cost of services also includes credit card fees. Please explain your basis in
       GAAP for including such costs within cost of services.

Critical Accounting Policies and Estimates

Revenue Recognition, page 65

16.   You disclose on page 66 that "customer contracts generally do not include more than one performance obligation", which is the "delivery of specialty, minimally invasive liposuction services." Noting from pages 3 and 72 that 24% of procedures performed in 2020 and in the first quarter of 2021 included a fat transfer, please address how you have appropriately determined that a procedure including fat removal and one or more fat transfers represents only one performance obligation. Refer to ASC 606-10-25-14 through 25-15 and 606-10-25-19.

Unit-Based Compensation, page 67

17.   Please revise to disclose whether you have granted any awards of Profit Interest Units during 2021 and the amount of compensation expense you expect to recognize in 2021. Clarify whether the weighted average fair value of $278.99 of awards granted in 2019 (page F-16) is the fair value of the actual award or the underlying member units.

Our Technique, Training and Equipment, page 77

18.   We note your disclosure that in connection with the AirSculpt method, you currently use an FDA-approved handpiece manufactured by Euromi S.A. Please revise to clarify the significance of the handpiece used in connection with the five step process outlined on pages 76-77. For example, it is currently not clear how use of this handpiece results in an improvement over traditional liposuction procedures.

19.   We note your disclosure that your proprietary fat removal process uses industry accepted, FDA approved tools to grab, separate, and remove fat cells. Please clarify whether the procedure itself required any FDA review or approval.

Our Intellectual Property, page 79

20.   Please revise your disclosure regarding your U.S. patents to specify the type of patent protection granted.

Surgeon Practice Structure, page 80

21.   Please discuss the terms of the agreements and arrangements with your professional associations. If the material terms of these arrangements vary, please describe the range of such terms. To the extent that these agreements are standard in format, please file a form of the agreement as an exhibit.

Management, page 84

22.   Please include the required disclosure for your directors.

Employment Agreements with Dr. Rollins and Mr. Zelhof, page 89

23.   Please file the Employment Agreements with Dr. Rollins and Mr. Zelholf as exhibits to your registration statement. Alternatively, please explain to us why the filing of those agreements is not required.

Professional Services Agreement, page 92

24.   Please clarify if the terms of the agreements described in this section, including the sponsor management fee, will continue after your public offering.

Principal Stockholders, page 94

25.   Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Vesey Street Capital Partners. Please also revise to include the address for Vesey Street Capital Partners. Refer to Item 403 of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

26.   We note that you present a functional statement of operations. Please revise to disclose which functional categories rent expense relates to, and if it is a component of more than one category, provide a breakdown of the categories.

Note 1 - Organization and Summary of Key Accounting Policies, page F-7

27.   Regarding the section entitled "Recently Issued Accounting Pronouncements" on page F-12, you state "on January 1, 2019, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective approach." Please revise to clearly state the correct date the standard was issued and, separately, the date you adopted it.

Note 2 - Goodwill and Intangibles, Net, page F-12

28.   Please revise to disclose the transactions giving rise to your goodwill and intangible assets, which account for approximately 80% of your total assets at December 31, 2020.

General

29.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Tim Buchmiller at 202-551-3635 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Richard S. Bass, Esq.